SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      3      )*


              FBL Financial Group, Inc.
(Name of Issuer)


                 Class A Common Stock
(Title of Class of Securities)


                            30239F106
(CUSIP Number)

Check the following box if a fee is being paid with this statement /   /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of   5   Pages





CUSIP No.   30239F106         		13G		Page   2   of   5   Pages


Iowa Farm Bureau Federation                       42-0331840

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

/   / (a)		/   / (b)

(2) Check the Appropriate Box if a Member of a Group*



(3) SEC Use Only

Iowa

(4) Citizenship or Place of Organization



Number of Shares Beneficially Owned by Each Reporting Person With

14,964,157

(5) Sole Voting Power



(6) Shared Voting Power

14,964,157

(7) Sole Dispositive Power



(8) Shared Dispositive Power

14,964,157

(9) Aggregate Amount Beneficially Owned by Each Reporting Person


(10) Check Box if The Aggregate Amount in Row (9) Excludes Certain Shares*

57.30%

(11) Percent of Class Represented by Amount in Row (9)


(12) Type of Reporting Person*


Page 3 of 5 Pages

	SCHEDULE 13G

Item 1(a)  Name of Issuer:	FBL Financial Group, Inc.

Item 1(b)  Address of Issuer's Principal Executive Office:

5400 University Avenue
West Des Moines, IA 50266

Item 2(a)   Name of Person Filing:	Iowa Farm Bureau Federation

Item 2(b)  Address of Principal Business Office:

5400 University Avenue
West Des Moines, IA 50266

Item 2(c)  Citizenship:		Iowa

Item 2(d)  Title of Class of Securities:

Class A Common Stock

Item 2(e)  CUSIP Number:		30239F106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act
(b) [ ] Bank as defined in section 3(a)(6) of the Act
(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)
(g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)


Page 4 of 5 Pages

Item 4  Ownership
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
(a) Amount beneficially owned:

14,964,157 shares of common stock

(b) Percent of class:

57.30%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
            14,964,157
(ii) shared power to vote or to direct the vote
            -0-
(iii) sole power to dispose or to direct the disposition of
            14,964,157
(iii) shared power to dispose or to direct the disposition of
                  -0-

Item 5  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ]

Item 6  Ownership of More than Five Percent on Behalf of Another Person

All of the shares reported herein are owned by Iowa Farm Bureau
Federation, which has the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, such securities.

Item 7  Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company		N/A

Item 8  Identification and Classification of Members of the Group	N/A

Item 9  Notice of Dissolution of Group					N/A






Page 5 of 5 Pages

Item 10  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or affect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement it true, complete and correct.

January 15, 2001
Date

IOWA FARM BUREAU FEDERATION


By: James G. Christenson, Finance Director & Controller
    Name/Title